Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports First Quarter 2021 Results

Lod, Israel – April 27, 2021 - AudioCodes (NASDAQ: AUDC) Press Release

First Quarter Highlights

•	Quarterly revenues increased by 13.1% year-over-year to $58.8 million;

•	Quarterly service revenues increased by 23.3% year-over-year to $21.8 million;

•	GAAP results:

o	Quarterly GAAP gross margin was 68.4%;

o	Quarterly GAAP operating margin was 17.2%; and

o	Quarterly GAAP net income was $10.0 million, or $0.29 per diluted share;

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 68.7%;

o	Quarterly Non-GAAP operating margin was 22.5%; and

o	Quarterly Non-GAAP net income was $12.7 million, or $0.37 per diluted share;

•	Net cash provided by operating activities was $13.0 million for the quarter.

•	AudioCodes declared a cash dividend of 16 cents per share. The dividend, in the aggregate amount of $5.3 million, was paid on March 4, 2021.

•	AudioCodes repurchased 350,000 of its ordinary shares during the quarter at an aggregate cost of $10.3 million.

AudioCodes Reports First Quarter 2021 Results	Page 1 of 10

Details

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced the financial results for the first quarter ended March 31, 2021.

Revenues for the first quarter of 2021 were $58.8 million compared to $52.0 million for the first quarter of 2020.

Net income was $10.0 million, or $0.29 per diluted share, for the first quarter of 2021, compared to a net income of $5.3 million, or $0.17 per diluted share, for the first quarter of 2020.

On a Non-GAAP basis, net income was $12.7 million, or $0.37 per diluted share, for the first quarter of 2021 compared to $7.8 million, or $0.25 per diluted share, in the first quarter of 2020.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to the acquisition of Active Communications Europe assets; (iii) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (iv) non-cash deferred tax expenses (benefit). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $13.0 million for the first quarter of 2021. Cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities were $182.5 million as of March 31, 2021 compared to $186.3 million as of December 31, 2020. The decrease in cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend in the first quarter of 2021, offset, in part, by cash from operating activities.

“We are pleased to report strong financial results for the first quarter of 2021,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“We enjoyed solid business momentum in our enterprise-related activities driven by secular growth opportunities within the UCaaS and Contact Center markets. Our UCaaS business grew over 15% year-over-year and our contact center business grew over 20% year-over-year. These two businesses, which form our Enterprise Business offering, contributed more than 80% of our first quarter revenue. Services revenue grew 23.3% year-over-year and was driven mainly by strength in our professional and managed services offerings.  Most importantly we continued to make progress in pivoting to recurring revenues with strong traction experienced in our AudioCodes Live offering operations.”

AudioCodes Reports First Quarter 2021 Results	Page 2 of 10

“As in previous quarters, communications and collaboration, as well as work from home trend, continue to play center stage in today’s world and the emerging digital workplace. Our investment in enhancing our portfolio of products and solutions for real-time cloud communications, the Microsoft Teams ecosystem and the new emerging intelligent contact center have proven successful in expanding our business in recent years and provide a strong basis for our expected growth in coming years.

Mr. Adlersberg continued, “We have enjoyed solid execution in our Voice.ai operations. Revenue for our Voice.ai operations grew over 100% year-over-year. Recording solutions for UCaaS and contact center, conversational IVR, meeting space solutions and voice-enablement for virtual intelligent agents lead our success in this area. We now expect to reach revenue of $10 million based on our organic growth in this business in the coming 24 months,” concluded Mr. Adlersberg.

AudioCodes Reports First Quarter 2021 Results	Page 3 of 10

Share Buy Back Program and Cash Dividend

In January 2021, the Company received court approval in Israel to purchase up to an aggregate amount of $30 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through July 19, 2021.

On February 4, 2021, the Company declared a cash dividend of $0.16 per share. The dividend, in the aggregate amount of approximately $5.3 million, was paid on March 4, 2021 to all of the Company's shareholders of record on February 18, 2021.

During the quarter ended March 31, 2021, the Company acquired 350,000 of its ordinary shares under its share repurchase program for a total consideration of $10.3 million.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's first quarter of 2021 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Reports First Quarter 2021 Results	Page 4 of 10

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2021 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2021 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$108,248	$40,934
Restricted cash	5,100	5,100
Short-term and restricted bank deposits	661	84,817
Short-term marketable securities and accrued interest	634	449
Trade receivables, net	36,190	34,518
Other receivables and prepaid expenses	6,300	8,631
Inventories	27,972	29,193
Total current assets	185,105	203,642

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$94	$94
Long-term marketable securities and accrued interest	67,810	54,895
Deferred tax assets	10,996	12,081
Operating lease right-of-use assets	23,863	25,430
Severance pay funds	20,034	20,597
Total long-term assets	122,797	113,097

PROPERTY AND EQUIPMENT, NET	4,406	4,593

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,717	36,791

Total assets	$349,025	$358,123

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$900	$1,200
Trade payables	6,452	6,984
Other payables and accrued expenses	25,972	28,531
IIA settlement liability	11,295	11,684
Deferred revenues	41,128	37,182
Short-term operating lease liabilities	8,764	9,178
Total current liabilities	94,511	94,759

LONG-TERM LIABILITIES:
Accrued severance pay	$20,967	$21,830
Deferred revenues and other liabilities	12,736	12,243
Long-term operating lease liabilities	15,575	19,436
Total long-term liabilities	49,278	53,509

Total shareholders’ equity	205,236	209,855
Total liabilities and shareholders' equity	$349,025	$358,123

AudioCodes Reports First Quarter 2021 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2021	2020
	(Unaudited)
Revenues:
Products	$37,021	$34,334
Services	21,817	17,688
Total Revenues	58,838	52,022
Cost of revenues:
Products	13,536	13,762
Services	5,031	3,981
Total Cost of revenues	18,567	17,743
Gross profit	40,271	34,279
Operating expenses:
Research and development, net	12,047	11,582
Selling and marketing	14,476	13,269
General and administrative	3,625	3,265
Total operating expenses	30,148	28,116
Operating income	10,123	6,163
Financial income, net	1,578	1,306
Income before taxes on income	11,701	7,469
Taxes on income, net	(1,708)	(2,205)
Net income	$9,993	$5,264
Basic net earnings per share	$0.30	$0.18
Diluted net earnings per share	$0.29	$0.17
Weighted average number of shares used in computing basic net earnings per share (in thousands)	32,895	29,540
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	34,089	31,046

AudioCodes Reports First Quarter 2021 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2021	2020
	(Unaudited)
GAAP net income	$9,993	$5,264
GAAP net earnings per share	$0.29	$0.17
Cost of revenues:
Share-based compensation (1)	76	50
Amortization expenses (2)	68	68
	144	118
Research and development, net:
Share-based compensation (1)	577	243
Selling and marketing:
Share-based compensation (1)	1,300	759
Amortization expenses (2)	6	15
	1,306	774
General and administrative:
Share-based compensation (1)	1,034	607
	1,034	607
Financial (income):
Exchange rate differences (3)	(1,530)	(1,282)

Income taxes:
Deferred tax (4)	1,219	2,030
Non-GAAP net income	$12,743	$7,754
Non-GAAP diluted net earnings per share	$0.37	$0.25

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Active Communications Europe assets.
(3)	Financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(4)	Non-cash deferred tax expenses (benefit).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2021 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2020
	(Unaudited)
Cash flows from operating activities:
Net income	$9,993	$5,264
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	559	568
Amortization of marketable securities premiums and accretion of discounts, net	129	-
Increase (decrease) in accrued severance pay, net	(300)	312
Share-based compensation expenses	2,987	1,659
Decrease in deferred tax assets, net	1,207	2,017
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(69)	(12)
Decrease in operating lease right-of-use assets	1,779	1,876
Decrease in operating lease liabilities	(4,487)	(4,244)
Changes in IIA settlement liability, net	(389)	(606)
Increase in trade receivables, net	(1,672)	(775)
Decrease (increase) in other receivables and prepaid expenses	842	(75)
Decrease in inventories	1,026	1,287
Decrease in trade payables	(532)	(1,275)
Decrease in other payables and accrued expenses	(2,709)	(1,909)
Increase in deferred revenues	4,656	2,698
Net cash provided by operating activities	13,020	6,785
Cash flows from investing activities:
Proceeds from short-term deposits, net	84,156	150
Proceeds from long-term deposits	-	150
Purchase of marketable securities	(14,314)	-
Purchase of property and equipment	(103)	(348)
Net cash provided by (used in) investing activities	69,739	(48)

AudioCodes Reports First Quarter 2021 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2020
	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(10,255)	-
Repayment of bank loans	(300)	(619)
Cash dividends paid to shareholders	(5,302)	(3,866)
Proceeds from issuance of shares upon exercise of options and warrants	412	348
Net cash used in financing activities	(15,445)	(4,137)

Net increase in cash, cash equivalents, and restricted cash	67,314	2,600
Cash, cash equivalents and restricted cash at beginning of period	46,034	69,773
Cash, cash equivalents and restricted cash at end of period	$113,348	$72,373

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